SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Zelnak, Jr Stephen P. (Last) (First) (Middle) 5775 Peachtree Dunwoody Road Suite B-200 (Street) Atlanta GA 30342 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) February 11 2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

Beazer Homes USA, Inc. BZH

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

 X Director

      10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	0

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ David S. Weiss

February 13,2003
** Signature of Reporting Person	Date
By: David S. Weiss, Attorney-in-Fact

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002

CONFIRMING STATEMENT
and
LIMITED POWER OR ATTORNEY

This statement confirms that the undersigned, Stephen P. Zelnak, Jr., has authorized, appointed and designated the following individuals as the undersigned’s Attorney in Fact for the sole and limited purpose of executing and filing on the undersigned’s behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of BEAZER HOMES USA, INC:

Ian J. McCarthy

David S. Weiss

C. Lowell Ball

Michael Rand

Each of these individuals is authorized to act alone, without the consent of any of the others, and the authority of under this Statement and Limited Power of Attorney shall continue unt9il the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned’s ownership of or transactions in securities of BEAZER HOMES US, INC., unless earlier revoked in writing.  The undersigned acknowledges that the said Attorney in Fact is not assuming any of the undersined’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: 2/11/03	Signature:	/s/ Stephen P. Zelnak, Jr.
Stephen P. Zelnak, Jr.